David L. Donlin Asst. General Counsel Direct: 612/696-0827 Email: dave.donlin@target.com

May 6, 2014

Filed Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Robyn Manuel

RE:                    Target Corporation

10-K for Fiscal Year Ended February 1, 2014

Filed March 14, 2014

File No. 1-6049

Dear Ms. Manuel:

This letter confirms our agreed upon extension for Target Corporation’s response to the comment letter dated April 28, 2014.  As agreed, Target will submit its response on or before May 30, 2014.

Very truly yours,

/s/ David L. Donlin

David L. Donlin

Assistant General Counsel

Target Corporation